January 10, 2013

Erin Jaskot

Staff Attorney

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCoke Energy Partners, L.P.

Supplemental Response Letter dated January 3, 2013

File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 9 (“Amendment No. 9”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 9, which have been marked to show changes made since the filing of Amendment No. 7 to the Registration Statement (“Amendment No. 7”), filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the response of the Registrant to the comment (the “Comment”) contained in the letter from the staff (the “Staff”) of the Commission dated January 7, 2013 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, in this letter we have repeated in bold type the Comment as set forth in the Comment Letter. The Registrant’s response to the Comment is set forth immediately below the text of the Comment.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

All page references in the Registrant’s response relate to Amendment No. 9.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, January 10, 2013 Page 2

Combined Statements of Operations, page F-12

We note your presentation of supplemental pro forma net income per limited partner unit, in which you only include the limited partner units issued to the public in addition to the number of limited partner units related to the distribution to be made to your sponsor. As you are not within the scope of ASC 260 for your historical financial statements, please remove this presentation and include the SAB Topic 1:B.3 presentation as part of your pro forma financial statements, which takes into consideration all of your limited partner interest and the general partner interest. In this regard, a $36 million distribution compared to pro forma net income attributable to limited partner interest of $11.7 million for fiscal year 2011 would result in 1,335,165 common units needed to pay the distribution from proceeds, which would lower basic and diluted net income per common units outstanding from $0.74 to $0.36 for fiscal year 2011 and from $2.10 to $1.01 for the nine-months ended September 30, 2012. Please also provide investors with a supplemental presentation for the scenario in which the underwriters exercise their option for an additional 2,025,000 common units and provides your sponsors with an additional $37.8 million special distribution. In this regard, it would appear the impact would be basic and diluted net income per common units outstanding of $0.34 for fiscal year 2011and $0.95 for the nine-months ended September 30, 2012.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages F-2, F-5 – F-7 and F-10 – F-12.

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Securities and Exchange Commission, January 10, 2013 Page 3

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc:	Tracey Smith (Commission)

Al Pavot (Commission)

Craig E. Slivka (Commission)

Pamela A. Long (Commission)

Denise R. Cade (Registrant)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)